United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 12b-25

Notification of Late Filing

(Check one):

[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K

[ ] Form 10-Q	[x] Form N-SAR	[ ] Form N-CSR

For the Period Ended: October 31, 2008

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above,

identify the Item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant

Tilson Investment Trust

Former Name if Applicable

Address of Principal Executive Office (Street & Number)

145 East 57th Street

10th Floor

New York, New York 10022

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

{	(a)	the reasons described in reasonable detail in Part III of this
{	form could not be eliminated without unreasonable effort or
{	expense.

{

x	{	(b)	The subject annual report, semi-annual report, transition
{	report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or

{	portion thereof, will be filed on or before the fifteenth
{	calendar day following the prescribed due date; or the
{	subject quarterly report transition report on form 10-Q,
{	or portion thereof will be filed on or before the fifth
{	calendar day following the prescribed due date; and

{

{	(c)	The accountant's statement or other exhibit required by
{	Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 11-K,

10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is unable to file its Annual Report on Form N-SAR for the period ended October 31, 2008 within the prescribed time period without unreasonable effort or expense because additional time is required to procure necessary documentation with respect to certain financial information.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification

A. Vason Hamrick	(252)	972-9922

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment

Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer no, identify report(s).

[x] Yes	[ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tilson Investment Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 31, 2008	By: /s/ A. Vason Hamrick, Secretary